Exhibit 99.1

SUMMARY OF OPTIONS SUBJECT TO ACCELERATION

	Aggregate number of shares issuable upon accelerated stock options	Weighted average exercise price per share

Executive officers	205,500	$ 2.26
Directors	185,756	$ 2.43
All other employees	683,750	$ 2.10
Total	1,075,006	$ 2.19